May 26, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Andrew Mew
Senior Assistant Chief Accountant

Re:	American Airlines Group Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 001-08400

Dear Mr. Mew:

This letter sets forth the response of American Airlines Group Inc. (the “Company” or “AAG”) with respect to the staff’s comment letter dated May 19, 2016 related to the above referenced filing. For ease of reference, the comment contained in the comment letter appears directly above the corresponding response.

Form 10-K: For the fiscal year ended December 31, 2015

Notes to Consolidated Financial Statements of American Airlines Group Inc.

10. Income Taxes, page 137

Comment 1:	Based on your disclosures on page 9 and 23, we note you derive approximately 30% of your total operating revenues in 2015 from foreign operations. Please be advised that Rule 4-08(h) of Regulation S-X requires the components of income (loss) before income tax expense and income tax expense be disclosed as either domestic or foreign in the income statement or notes to the consolidated financial statements. Please revise to comply or advise us of why you are not required to do so.

Response:

As disclosed on pages 9 and 23 of our Form 10-K, the 30% of total operating revenues from operations outside of the U.S. were as measured and reported to the Department of Transportation (“DOT”). The DOT airline reporting rules for revenues by geographic region are based on the origin and destination of each flight.

All of our international flights either begin or end at airports in the United States. As a result, substantially all of our activities in foreign jurisdictions are not subject to foreign income tax, and instead are taxed in the United States, either by operation of the applicable tax laws or treaties with the foreign jurisdiction.

Accordingly, the foreign component of income before income taxes and the associated income tax provision has historically been nominal and as such, the Company concluded the disclosure of these amounts was not material to the readers of its financial statements.

The Company will continue to monitor the possible effects on our foreign income tax from changes in our operations and changes in tax legislation. Additionally, on a prospective basis, the Company will expand its financial statement income tax disclosure in its Form 10-Q and Form 10-K filings, to include the following sentence.

For purposes of taxation, substantially all of the Company’s income before income taxes is attributable to the United States.

Comment 2:	We note from your disclosure on page 138 that after considering all positive and negative evidence, including the completion of certain critical merger integration milestones as well as your financial performance, you concluded that substantially all of your deferred income tax assets were more likely than not to be realized. This resulted in a $3 billion non-cash tax benefit recorded in your income statement for 2015. Given the significance of the reversal, please tell us and revise the critical accounting policy related to income taxes in MD&A to discuss in greater detail the nature of the positive and negative evidence considered by management in determining the likelihood the deferred tax asset will be realized in these circumstances. The enhanced disclosure should provide sufficient information to enable a reader to evaluate the quality of the deferred tax asset. Such information may include use of tax planning strategies, expectations for future income, etc.

Response:

The Company believes that its disclosures provided within its 2015 Form 10-Qs and 2015 Form 10-K enable the reader to evaluate the quality of its deferred tax asset, including management’s consideration of all available positive and negative evidence in determining whether a valuation allowance was required. The following evidence was key to management’s determination that substantially all of its deferred tax asset was more likely than not to be realized:

1.	Limitations on the use of Net Operating Losses (“NOLs”): The Company’s $8.0 billion of NOLs comprise a substantial majority of its deferred tax asset. Upon emergence from bankruptcy in December 2013, the Company made a timely election to be covered by special federal income tax rules which allow for utilization of its NOLs without regard to any limitation that might otherwise have been imposed under Section 382 provided that a second ownership change did not occur on or before December 9, 2015. No such second ownership change occurred within that period. Accordingly, substantially all of our NOLs are expected to be available for use without any limitation under Section 382.

2.	Merger Integration Risks: The Company’s ability to generate future taxable income was dependent on the successful completion of certain critical merger integration milestones. The last of these critical merger milestones, the integration of the legacy American Airlines and US Airways passenger reservations systems, was completed in the fourth quarter of 2015.

3.	Sustained Future Profitability: In addition to the merger risks described above, the Company also evaluated other risks associated with its ability to generate future taxable income. Key risks included the health of the economy, the level and volatility of fuel prices and the state of travel demand, all of which are beyond the Company’s control.

These specific Form 10-Q and 10-K disclosures are included below:

NOLs

With respect to NOLs, disclosure regarding any limitations on use of the Company’s $8.0 billion of NOLs is included within MD&A “Results of Operations” (Page 65) in its Form 10-K as follows:

At December 31, 2015, we had approximately $8.0 billion of gross NOL Carryforwards to reduce future federal taxable income, substantially all of which are expected to be available for use in 2016. The federal NOL Carryforwards will expire beginning in 2023 if unused…... Our ability to deduct our NOL Carryforwards and to utilize certain other available tax attributes can be substantially constrained under the general annual limitation rules of Section 382 where an “ownership change” has occurred. We experienced an ownership change in connection with our emergence from the Chapter 11 Cases, and US Airways Group experienced an ownership change in connection with the Merger. As a result of the Merger, US Airways Group is now included in the AAG consolidated federal and state income tax returns. The general limitation rules of Section 382 for a debtor in a bankruptcy case are liberalized where the ownership change occurs upon emergence from bankruptcy. We elected to be covered by certain special rules for federal income tax purposes that permitted approximately $9.0 billion (with $6.6 billion of unlimited NOL remaining at December 31, 2015) of our federal NOL Carryforwards to be utilized without regard to the Section 382 annual limitation rules unless a second ownership change occurred on or before December 9, 2015. No second ownership change occurred within that period. Substantially all of our remaining federal NOL Carryforwards (attributable to US Airways Group) are subject to limitation under Section 382; however, our ability to utilize such NOL Carryforwards is not anticipated to be effectively constrained as a result of such limitation……………………………………..

In connection with the preparation of our financial statements for the fourth quarter of 2015, we determined that it was more likely than not that substantially all of our deferred tax assets, which include our NOLs, would be realized. Accordingly, we reversed $3.0 billion of the valuation allowance as of December 31, 2015, which resulted in a special $3.0 billion non-cash tax benefit recorded in the consolidated statement of operations for 2015.

Beginning in 2016, we expect to record income tax expense with an effective rate of approximately 38%, which will be substantially non-cash as we utilize the NOLs described above to offset cash income taxes due.

Merger Integration Risks and Sustained Future Profitability

With respect to the consideration of merger integration risks and future sustained profitability, in leading up to the reversal of the Company’s valuation allowance at December 31, 2015, the following disclosure was included in each of the Company’s 2015 Form 10-Q filings in both its MD&A “Results of Operations” and also in its Financial Statement Income Tax Footnote.

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion, or all of its deferred tax assets, will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The Company considers all available positive and negative evidence and makes certain assumptions in evaluating the realizability of its deferred tax assets. Many factors are considered which impact the Company’s projections of future sustained profitability including risks associated with merger integration as well as other conditions which are beyond the Company’s control, such as the health of the economy, the level and volatility of fuel prices and travel demand. The Company has concluded that the valuation allowance was still needed on its deferred tax assets based on the weight of the factors described above.

This disclosure was further expanded in the third quarter 2015 Form 10-Q filing to include the additional statements (Pages 17 and 57)

The Company has concluded as of September 30, 2015, that the valuation allowance was still needed on its deferred tax assets based on the weight of the factors described above. However, if for the remainder of 2015, projections for future sustained profitability continue and additional merger integration milestones are completed, the Company anticipates that it may reverse substantially all of its valuation allowance as early as the end of 2015.

The Form 10-K Financial Statement Income Tax Footnote (page 138) describes that the key evidence considered in the reversal of the valuation allowance at December 31, 2015 were financial performance and completion of critical integration milestones. Details of the Company’s profitable financial performance and completion of integration milestones in the periods subsequent to its merger were discussed in detail in Results of Operations within MD&A.

The Company provides a valuation allowance for its deferred tax assets, which includes the NOLs, when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The Company considers all available positive and negative evidence and makes certain assumptions in evaluating the realizability of its deferred tax assets. As of December 31, 2015, after considering all positive and negative evidence, including the completion of certain critical merger integration milestones as well as the Company’s financial performance, the Company concluded that substantially all of its deferred income tax assets were more likely than not to be realized. Accordingly, the Company reversed the valuation allowance, which resulted in a special $3.0 billion non-cash tax benefit recorded in the consolidated statement of operations for 2015.

In summary, the Company respectfully believes it has provided sufficient disclosure in the 2015 periodic report filings, including the Form 10-K.

On a prospective basis, the Company will ensure disclosures related to the ongoing evaluation of the realizability of its deferred tax asset are also included within the Critical Accounting Policy related to Income Taxes in MD&A in its Form 10-K Filings.

* * * *

With respect to the preceding response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call Michael Carreon, Vice President and Corporate Controller at (817) 931-4435 or Mary Beth Macdonald, Assistant Corporate Controller at (480) 522-8741. I can be reached at (817) 931-2330.

Very Truly Yours,

/s/ Derek J. Kerr
Derek J. Kerr
Executive Vice President and Chief Financial Officer
American Airlines Group Inc.

cc:	Stephen L. Johnson (American Airlines Group Inc.)

Michael R. Carreon (American Airlines Group Inc.)

Anthony J. Richmond (Latham & Watkins LLP)

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